Aurora takes Control of Hempco, Increasing Ownership to 52.7%

TSX: ACB
TSXV: HEMP

EDMONTON and BURNABY, BC, May 15, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc. ("Hempco") (TSX-V: HEMP) are pleased to announce that, further to the Companies' press release of September 18, 2017, Aurora has exercised its right under a private option agreement with Charles and Angela Holmes. Pursuant to this agreement Aurora has purchased an aggregate of 10,754,942 additional Hempco Shares (50% from Charles Holmes, 50% from Angela Holmes). Following the transaction, Aurora's ownership interest in Hempco now stands at 52.7% (50.12% on a fully-diluted basis).

Management commentary

"Hempco plays an important role in our strategy to secure access to low-cost raw material for the potential production of CBD extracts once new legislation is in place allowing whole (hemp) plant utilization," said Terry Booth, CEO. "Furthermore, this is a strategic partnership that also helps us develops a broader portfolio of value added products for the health supplements market. By taking control, we will be able to more closely integrate Hempco's operations with our own and drive growth."

Diane Jang, CEO of Hempco, added, "Aurora provides us with a large, financially strong and long-term stable shareholder, whose capabilities and networks will enable Hempco to accelerate development. With our new Nisku plant coming online, multiple distribution channel initiatives being implemented, and new products coming to market, we are rapidly developing a strong foundation for growth and expansion."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., ("LIQ") who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About Hempco

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp-based foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals. Hempco is expanding its processing ability to meet global demands in a 56,000 sq. ft. facility located at Nisku, Alberta. Hempco's common shares trade on the TSX Venture Exchange under the symbol "HEMP".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.	HEMPCO FOOD AND FIBER INC.
Terry Booth	Diane Jang
CEO	CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including the assumptions that the Hempco shareholders will approve the creation of a new control person and allow the private placement to proceed. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Companies are under no obligation, and expressly disclaim, any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

None of the TSX, the TSX Venture and their Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange and the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Hempco Food and Fiber Inc.

View original content:http://www.newswire.ca/en/releases/archive/May2018/15/c4151.html

%SEDAR: 00025252E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416-586-1938, cmacphail@national.ca; For Hempco: John Ross, Chief Financial Officer, +1.647.291.4234, john@hempcocanada.com

CO: Hempco Food and Fiber Inc.

CNW 07:00e 15-MAY-18